Exhibit 12.1

D.R. HORTON, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended December 31, 2011
		For the Fiscal Year Ended September 30,
		2011	2010	2009(1)	2008	2007

	($ in millions)
Consolidated income (loss) before income taxes	$29.2	$12.1	$99.5	$(556.8)	$(2,631.8)	$(951.2)
Noncontrolling interests in income before income taxes of subsidiaries which have incurred fixed charges	—	—	—	—	—	2.6
Noncontrolling interests in losses before income taxes of majority owned subsidiaries which have incurred losses	—	—	(0.2)	(3.1)	(0.6)	—
Amortization of capitalized interest	20.4	92.0	124.2	136.6	375.8	254.5
Interest expensed	9.0	57.0	94.4	110.3	56.6	52.6

Earnings (loss)	$58.6	$161.1	$317.9	$(313.0)	$(2,200.0)	$(641.5)

Interest incurred	$30.0	$136.7	$181.3	$215.1	$254.3	$356.9

Fixed charges	$30.0	$136.7	$181.3	$215.1	$254.3	$356.9

Ratio of earnings to fixed charges	1.95	1.18	1.75	—	—	—

Coverage deficiency				$528.1	$2,454.3	$998.4

Interest expensed and interest incurred included a loss on early retirement of debt of $12.1 million in fiscal 2007.

(1)	On October 1, 2009, the Company adopted the FASB's authoritative guidance for accounting for debt with conversion options, which specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. As a result, fiscal 2009 interest expense and interest incurred were increased by $4.5 million and $8.2 million, respectively, due to the retrospective application of the change in accounting for the Company's 2% convertible senior notes issued in May 2009.